Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310  fax 913-663-2239

August 25, 2008

Karl Biller, Branch Chief

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed April 9, 2008

File No. 1-10077

Dear Mr. Biller:

We have reviewed your comments sent July 31, 2008 regarding the financial statements included in our recent filings and are returning our written responses.  We look forward to any additional comments you may have and look forward to working with you to meet our disclosure requirements and enhance the overall disclosure in our filings.

Your comments and our responses are as follows:

Form 10-KSB for the Fiscal Year Ended December 31. 2007

Financial Statements

Audit Report. page 35

1.

We note that your auditors have placed reliance on the work of other auditors in rendering their audit opinion on the inception-to-date information, covering the period from March 15, 1995 (inception) through June 30, 2002. Given this reliance, you will need to include the reports of the prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission.

If this is not feasible, your present auditors should remove the reference to the other auditors in their opinion. Under these circumstances, you will need to obtain a new audit of the inception-to-date information or revise your financial statements to identify’ the cumulative activity as “un-audited.”

On a related point, we note that your principal accountants did not audit the financial statements of your subsidiary, Pacific Rim Foods Ltd. Please include the audit report for this entity in an amendment to your filing, in accordance with Rule 2-05 of Regulation S-X.

Reply:

We have revised the financial statements to identify the inception to date activity as unaudited and our auditors have amended their report to remove reference to the prior auditors.  In addition, our auditors have extended their work regarding Pacific Rim Foods, Ltd and have removed reference to other auditors work.

Statements of Operations. page 36

2.

We note that you have reported a gain on the sale of equipment in the amount of $27,289 for the 2007 fiscal year end and in the cumulative information column. Ordinarily, gains and losses on sales of fixed assets that do not represent a component of the enterprise (discontinued operation) need to be reported within income from continuing operations before income taxes (i.e. your measure of loss from operations) to comply with paragraph 45 of SFAS 144. Please revise your financial statements accordingly.

Reply:

We have revised the statement of income to reflect the gain on the sale of equipment as part of operating expense prior to within continuing operations before income taxes.

Note 1- Organization and Significant Accounting Policies. page 45

Reverse Acquisition. page 45

3.

We note you acquired all the common stock in Great South Land Minerals Limited (GSLM) in exchange for 62,426,782 shares of your common stock on April 7, 2005. However, your statement of stockholders’ equity shows that 71,173,794 shares were outstanding as of December 31, 2004, and no common shares in the line item for the revere acquisition of GSLM. Accounting for a reverse recapitalization typically requires that the past share activity of the entity gaining control (the accounting acquirer) be recast using the exchange ratio to reflect the equivalent number of shares received in the acquisition, just prior to the acquisition, while also adjusting common stock and additional paid-in capital for any difference in par value of the stock. We also expect to see the number of shares of the legal acquirer that were outstanding immediately prior to the reverse merger reported on the “reverse acquisition of GSLM” line item. Please revise your statements of shareholders’ equity accordingly. Please contact us by telephone if you require further clarification.

Reply:

At the time of the reverse acquisition, one individual was Chief Executive Officer of both companies.  Accordingly, we treated the combination, not as an acquisition but as a combination of entities under common control.  The total shares shown as outstanding at December 31, 2004 includes the outstanding shares of both Empire and GSLM.  We believe this transaction is properly recorded and we will enhance the disclosure of this transaction to clarify the circumstances.

Note 8- Convertible Debentures and Notes Payable. page 56

4.

We note in December 2006 you closed a financing transaction with Wind City, Inc. pursuant to a Note and Warrant Purchase Agreement. Under the agreement, you issued to Wind City warrants to acquire 60,000,000 shares of your Class A common stock at $0.15 per share, and Wind City loaned $4,000,000 to you, while also conveying to you a put option under which you could require Wind City to buy 4,500,000 shares of Zeehan Zinc common stock, which you held as an investment, in January 2007 at $1.00 per share.

We understand that you valued the put option at $2,655,000, based on the proceeds of $4,500,000 to be received in January 2007 upon exercising the put option, less the value of the shares of Zeehan stock that would be sold under the put option of $1,845,000; and that you recorded this value as an asset at December 31, 2006, with a balancing entry to capital in the amount of $2,655,000. You indicate that you reclassified this amount to you Statements of Operations in 2007 as gain on the sale of Zeehan stock, which appears to have offset an overall loss on other sales of Zeehan stock that occurred during 2007.

Although you indicate that you valued the warrants at an amount equal to the value ascribed to the put option, it does not appear that you have accounted for the warrants apart from the put option. Further, your rationale for having negotiated a price for the Zeehan stock in excess of its fair value, to be compensated for the value of the warrants, seems inconsistent with reclassifying the $2,655,000 item from equity in 2007 (value you had ascribed to the warrants).

Please address the following points as they relate to this transaction:

(a)

We understand that the book value of the Zeehan Zinc stock subject to your put option was $1,845,000 at December 31, 2006. Tell us the fair market value of this stock upon entering into the arrangement and as of December 31, 2006; indicate how you determined these values; and explain how you determined that selling 4,500,000 shares of Zeehan Zinc at $1.00 per share would fairly compensate you for the value of the warrants to acquire 60 million of your Class A common shares.

(b)

Tell us why you did not allocate proceeds from the debt securities between the debt and warrants based on their relative fair values at the time of issuance, pursuant to guidance in paragraph 16 of APB 14. If you believe that having these securities issued by separate entities within the consolidated group is appropriate justification, explain how your decision takes into account the arrangement under which Wind City could tender the note receivable as consideration for exercising the warrants.

Reply:

The common stock of Zeehan Zinc was not publicly traded at the time that the arrangement was negotiated.  We carried the investment at our cost of $1,845,000.  Fair market value was not available from a market source at either the date of the agreement or at December 31, 2006.  We determined that the best indication of the market value was the price that the buyer, Wind City, Inc. had contracted in the “Put” agreement to pay for the shares a very few days after the yearend and we recorded the increase in value separately as the value of the Put.  Together the cost of the stock and the value of the Put reported the value of the cash that was received early in 2007.

The selling price of the Zeehan shares included in the “Put” was negotiated with the consideration of granting to the buyer, Wind City, Inc., warrants for 60 million shares, or approximately 30% of the then outstanding shares of Empire stock.  There were no similar sales of Zeehan shares and no quoted market for the Zeehan shares at the time this transaction was executed.  Based on the belief of the Board of Directors, the gain on the sale of the shares exceeded the calculated value of the warrants and the otherwise expected value of the Zeehan shares sold under the “Put”.  The board deemed the additional proceeds to be a premium paid for the right to obtain a significant block of Empire shares.  Accordingly, we recorded no income but recognized the amount of the gain on the “Put” as the value of the warrants and the premium and credited the amount to capital.  We will enhance the disclosure of this transaction to clarify the circumstances.

We have restated the year 2007 to reverse the 2,655,000 gain from income and restore it to capital as we recorded in 2006.

Allocation of the proceeds of the debt security (the note payable), the warrants and the Put agreement based on their relative values resulted in a significant premium on the note, such that it would incur a negative interest rate.  Since the value of the Put agreement was negotiated directly with the warrants, conservative presentation indicated that the note should be recorded without discount and the put should be recorded without gain.  Since application of the note was not required to exercise the warrant, and the note could remain after the warrant expired, the ability to apply the note to the warrant seemed inconsequential.

After further consultation and analysis, we have calculated the discount on the note payable as a result of the warrants to be $250,000 and recorded that amount as interest expense in 2007.   In calculating this value we valued the warrants using the Black-Scholes-Merton model.  Additional interest expense for each quarter of 2007 would be $42,000.  Since the note was fully paid in the fourth quarter of 2007, the full amount of $250,000 will be added to interest expense in 2007.

Note 12- Merger with Great South Land Minerals Limited and Investment in Zeehan Zinc

Limited, page 61

Acquisition of Pacific Rim Foods, Ltd. page 61

5.

We note your disclosure that in March 2006 you issued 9 million shares of common stock to Pacific Rim Foods, Ltd. to acquire a 51% interest in that entity, of which 7.5 million shares continued to be held as of December 31,2006. Please also disclose the number of such shares held by this subsidiary as of December 31, 2007; and the manner by which you have shown the shares no longer held as having been issued in your Statements on pages 41 and 42.

Reply:

The shares of Empire common stock held by Pacific Rim at December 31, 2006 and 2007 were unchanged at 7.5 million.  The 1.5 million shares disbursed from Pacific Rim in 2006 were issued to Mackay Partnership, Ltd. in payment for a management compensation agreement.  Mackay is controlled by an individual that is a Director of Empire and the Director and CEO of Pacific Rim.  The agreement is fully vested and has no provision for earning requirements or return of shares so the entire value of the payment was recorded as operating expense in 2006 when the shares were transferred.  The 1.5 million shares issued to Mackay are included in the total shares issued for services in 2006.

6.

We also note that you entered into an agreement on August 2, 2006 with a shareholder of Pacific Rim Foods Ltd. to allow you to acquire and maintain voting control over this entity. Please expand your disclosure to discuss the terms of this agreement, including a description of the mechanism by which control is established and held, and the consideration given to acquire voting control. Please also disclose the extent of your economic interest in Pacific Rim Foods Ltd., in relation to your voting interest; and describe the circumstances under which the control arrangement may be terminated by either party.

Reply:

The agreement under which Empire maintains voting control is a one year renewable agreement with Mackay Partnership, a company controlled by the executive manager of Pacific Rim who is also a Director of Empire.  Consideration for the voting arrangement is the investment in Pacific Rim of nine million shares of Empire common stock and a further loan of $300,000.  The agreement establishes approximately 75% voting control and the economic interest of Empire is approximately 38%.  The voting agreement can be cancelled by either party on ten days written notice.  We will add additional description to the financial statements.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 15

7.

We note your disclosure stating that management has concluded that your internal control over financial reporting was effective as of March 31, 2008. Apart from this disclosure, Item 307 of Regulation S-K requires that your principal officers conclude on the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Please expand your disclosure accordingly.

Reply:

This is an error in drafting.  We will expand the disclosure to conclude on the effectiveness of disclosure controls and procedures as of the end of the period covered by the report in addition to the review of internal controls.

8.

On a related point, we note that although you identified several material weaknesses in your internal control over financial reporting in your Form 10-KSB for the fiscal year ended December 31, 2007, which you did not expect to have remedied until the second quarter of 2008, you disclose that there were no changes in your internal control over financial reporting during the first quarter while also concluding that internal controls over financial reporting were effective.

If you were able to remedy the material weaknesses identified in the annual report, it is unclear why you would not identify changes in your internal control over financial reporting during the quarter ended March 31,2008 that would materially affect your internal control over financial reporting (i.e. changes allowing you to conclude that these were then effective, after having been ineffective). Please modify your disclosure as necessary to clarify.

Reply:

This was an error in our preparation.  We will restore the statement that the controls were determined to be not effective and include the same determination in the latest filing.  As we remedy the weaknesses we will identify the changes made.

Exhibits 31.1 and 31.2

9.

Your Section 302 certifications do not comply with the current format. Please amend the wording of your certifications to comply with Item 60l(b)(3 l)(i) of Regulation S-K and include them in an amendment to your filing.

Reply:

We will replace the certifications with the current format.

Closing Comments:

In connection with our responses to your comments, we acknowledge that:

*

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response is adequate to satisfy your comments.  Please contact us if further information or clarification is required.

Sincerely,

/s/ John Garrison

Mr. John Garrison

President

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211